United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2017

Vale S.A.

Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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Table of Contents:

Press Release	3
Signature Page	5

Final Summary Consolidated

Resolution		Approve	Reject	Abstain

i. Voluntary conversion of class “A” preferred shares issued by Vale into common shares at the ratio of 0.9342 common shares to each class “A” preferred share classe A	TOTAL	484,434,163	41,275,960	670,394

ii. Amendment of Vale’s By-Laws to adapt them, as much as possible, to the rules of the “Novo Mercado” special listing segment of BM&FBOVESPA S.A. - Bolsa de Valores Mercadorias e Futuros stock exchange, as well as to implement certain adjustments and improvements.	TOTAL	523,830,083	770,609	1,779,825

iii. Pursuant to articles 224, 225, 227 and 264 of Law 6,404/1976, the Instrument of Filing and Justification of Merger of Valepar S.A., Vale’s controller, into the Company, including rendering of Valepar’s assets to Vale as a result of the transaction.	TOTAL	483,252,032	41,275,960	1,852,525

iv. Ratify the appointment of KPMG Auditores Independentes, a specialized company nominated by the boards of Vale and Valepar to appraise Valepar’s shareholders’ equity, for the purposes of its merger into the Company	TOTAL	483,249,162	41,297,160	1,834,195

v. Appraisal Report of Valepar’s shareholders’ equity, prepared by the specialized company mentioned above.	TOTAL	483,313,532	41,297,160	1,769,825

vi. Merger of Valepar into the Company, with an issuance of 1,908,980,340 new common shares of Vale to replace 1,716,435,045 common shares and 20,340,000 preferred shares issued by Vale currently held by Valepar, which will be cancelled as a result of such merger	TOTAL	484,351,463	41,275,960	753,094

vii. As a result of item vi, the consequent amendment of the head paragraph of Art 5. of the Company’s By-Laws.	TOTAL	483,334,601	41,275,960	1,769,956

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2017	Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Director of Investor Relations